June 27, 2013

Via EDGAR

Mr. Brian Cascio

Accounting Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

U.S.A.

RE:	Canon, Inc.
Form 20-F for the Fiscal Year Ended December 31, 2012
Filed March 28, 2013
File No. 001-15122

Dear Mr. Cascio,

We respectfully submit this letter in response to comments received from the staff of the Securities and Exchange Commission (the “Staff”) via E-mail dated June 13, 2013, relating to the Form 20-F of Canon, Inc. (the “Company”) for the fiscal year ended December 31, 2012, filed on March 28, 2013.

Set forth below are our responses to the Staff comments. For your convenience, we have restated the comments from the Staff in italicized type and have followed each comment with our response thereto.

Form 20-F for the Fiscal Year Ended December 31, 2012

Item 5. Operating and Financial Review and Prospects, page 32

B. Liquidity and Capital Resources, page 45

1. We note your response to prior comment 1 where you indicate that the increase in the inventory turnover ratio is due to finished goods rather than work-in-process inventory. In addition, we note the expanded description of the plan to “optimize inventory levels” and the reasons for the increase in finished goods. Please revise future liquidity discussions to clearly describe the factors that lead to the increase in finished goods inventory and the inventory turnover ratio. Also, include the additional background information on the inventory optimization plan as described in your response.

Response

We acknowledge and appreciate the Staff’s view on our future disclosures. We will make the revisions indicated in our letter dated May 29, 2013 in our future Form 20-F accordingly.

Item 18. Financial Statements, page 102

Note 1. Basis of Presentation and Significant Accounting Policies, page 111

(q) Revenue Recognition, page 116

2. Please refer to prior comment 2. Given the significant impact of the revision to the estimated sales incentive program accrual, in future filings please provide investors with a clearer understanding of the reasons for the change in estimate. Please expand the revenue recognition policy footnote and critical accounting policy discussion in Management’s Discussion and Analysis to identify the underlying details of the change in estimate and the factors that lead you to conclude the accrual was overstated. Please clarify how changes from mail-in to instant rebates are impacting your processes and related accruals for incentives.

Response

We acknowledge and appreciate the Staff’s view on our future disclosures. We will expand our revenue recognition footnote and critical accounting policies and estimates in Management’s Discussion and Analysis as indicated in our letter dated May 29, 2013 in our future Form 20-F accordingly.

Note 22. Segment Information, page 149

3. We note your response to prior comment 3 and see that you believe your current disclosure of revenue by segment complies with FASB ASC 280-10-50-40 because the three segments are themselves major categories of products. However, we have continuing concerns regarding how you have interpreted and applied the product line disclosure guidance. In that regard, please address the following:

—	Tell us how you disaggregate world-wide product sales in reports to executive and segment management. For instance, tell us whether your internal financial reporting includes product sales broken down by the major product categories listed in the segment disclosure on page 149.

—	We note disclosure on page S3 of a Form 6-K submitted on April 25, 2013 of the “Breakdown of Product Sales Within Business Unit,” which presents some limited detail of specific separate product lines within each segment. For example, we see that the office segment was disaggregated to separately quantify revenues from monochrome copiers, color copiers, printers and other. Please tell us the purpose of quantifying the sales by product type in the Form 6-K while not including similar information in your audited financial statements on Form 20-F.

—	Further, it is unclear why it is appropriate to consider the diverse products sold by your segments as similar, particularly with respect to the office and imaging segments. For example, the imaging segment appears to include commercial broadcast equipment, consumer compact digital cameras, professional cameras and lenses, consumer printers, and professional and commercial printers. While some of the products may be designed to seamlessly work together and some may be sold through similar outlets, there appears to be significant variety in the types of products and the types of end users for the significant categories of products. Please further explain to us why you believe your current disclosure conforms to the requirements of FASB ASC 280-10-50-40, with more specific detail regarding the products for the office and imaging segments. Please also address your consideration of product end markets when discussing similarity and your conclusion about the existing footnote disclosure. Alternatively, in future filings provide the additional details of revenue for each product or service separately. Show us how you intend to apply this comment.

Response

We acknowledge and appreciate the Staff’s view on our future disclosures. Accordingly, in our future Form 20-F we will provide the additional details of revenue by product separately as presented in the table below, which is similar detail to the supplementary information in our Form 6-K.

Breakdown of Product Sales within Business Unit

	2012	2011	2010
Office
Monochrome copiers	274,021	276,225	305,472
Color copiers	324,851	322,321	334,422
Printers	766,382	902,756	976,278
Others	386,706	410,810	362,773
Total	1,751,960	1,912,112	1,978,945
Imaging System
Cameras	990,549	928,047	972,232
Inkjet printers	312,429	315,526	339,086
Others	101,416	67,450	78,304
Total	1,404,394	1,311,023	1,389,622
Industry and Others
Lithography equipment	62,892	81,556	99,248
Others	260,542	252,742	239,086
Total	323,434	334,298	338,334

Consolidated	3,479,788	3,557,433	3,706,901

Each of our Business Units is comprised of multiple product categories. This is consistent with the general structure of our MD&A and internal reporting. Within the Office Business Unit, we have four categories; Monochrome copiers, Color copiers, Printers, and Others. Copiers are differentiated from Printers, since they have a copying function, which is able to scan and print documents without a personal computer environment. Digital production printing systems, High speed continuous feed printers, Wide-format printers, and Document solution are grouped into the Others line, since their respective revenues are each significantly less than 5% of our total consolidated sales.

Within the Imaging System Business Unit, we have three categories; Cameras, Inkjet printers, and Others. Interchangeable-lens digital cameras, Compact digital cameras, and Interchangeable lenses are grouped into the Camera line, as they are functionally similar products and the majority are sold through large retailer stores. Some Interchangeable-lens digital cameras are sold both to the professional market and highly-skilled amateur market, however it is not practicable to identify sales made solely to the professional market. Interchangeable lenses are also grouped into the Cameras line, since it is impracticable to identify comprehensive sales for them as they are sold both separately and jointly with Interchangeable-lens digital cameras. Inkjet printers and Commercial photo printers are grouped into the Inkjet printers line, since the revenue of Commercial photo printers is significantly less than 5% of our total consolidated sales and share the same technology with consumer Inkjet printers. Digital camcorders, Digital cinema cameras, Large-format inkjet printers, Image scanners, Broadcast equipment, and Calculators are grouped into the Others line, since their respective revenues are each significantly less than 5% of our total consolidated sales.

Within the Industry and Other Business Unit, we have two categories; Lithography equipment and Others. Semiconductor lithography equipment and Flat Panel Display lithography equipment are grouped into the Lithography line, since they are mainly used in the industry sector as device manufacturing equipment and share common exposure technologies. Digital radiography systems, Ophthalmic equipment, Vacuum thin-film deposition equipment, Organic LED panel manufacturing equipment, Micromotors, Computers, Handy terminals, and Document scanners are grouped into the Others line, since their respective revenues are each significantly less than 5% of our total consolidated sales.

In connection with responding to your comments, we acknowledge that:

—	We are responsible for the adequacy and accuracy of the disclosure in the filing;
—	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
—	We may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions about this response letter or any further comments on Canon’ 2012 Form 20-F, please do not hesitate to contact Shinichi Aoyama of Canon in Tokyo (Tel: +81-3-3758-2111; Fax: +81-3-5482-9680; E-Mail: aoyama.shin-ichi@canon.co.jp) or Theodore A. Paradise (Tel: +81-3-5574-2600; Fax: +81-3-5574-2830; E-Mail: theodore.paradise@davispolk.com) of Davis Polk & Wardwell LLP, our outside US counsel.

Sincerely yours,

Canon, Inc.

/s/ Toshizo Tanaka
Toshizo Tanaka
Executive Vice President & CFO